Exhibit 99.1
News Release

October 5, 2015

Rubicon Minerals Announces Appointment of New Interim Chief Executive Officer

TORONTO, Ontario – Rubicon Minerals Corporation (TSX: RMX | NYSE-MKT: RBY) (“Rubicon” or the “Company”) has announced that Michael A. Lalonde, P.Eng., has left the Company. Michael D. Winship, P. Eng., currently a Director of the Company, has been appointed to the role of President and CEO of the Company on an interim basis.

“Mr. Winship, who has over 35 years of experience in the mining industry, is extremely qualified to lead the Company, as the Project transitions into the production phase,” said David R. Beatty, C.M., O.B.E., Chairman of the Board. “The Board will undertake the process of selecting a new President and CEO on a full-time basis.”

Mr. Winship was appointed to the Board in 2011 and has since contributed his extensive underground mining and corporate business experience to the Company. He was most recently the President and CEO of Orvana Minerals and was previously appointed as the Chief Operating Officer of Quadra FNX Mining Ltd. and President of Hudbay Minerals Inc.  Mr. Winship has held numerous executive level and operations positions and was the General Manager of the Campbell Mine (now part of the Red Lake Gold Mines for Goldcorp Inc.) in Red Lake, Ontario for Placer Dome Inc. He holds a bachelor’s degree in mining engineering from McGill University and is a Professional Engineer.

RUBICON MINERALS CORPORATION
“David R. Beatty, C.M., O.B.E.”
Chairman of the Board

PR15-15 For more information, contact Allan Candelario, Vice President of Investor Relations
Phone: +1 (416) 766-2804 | E-mail: ir@rubiconminerals.com | www.rubiconminerals.com
Rubicon Minerals Corporation | Suite 400–44 Victoria St. | Toronto ON, CANADA  M5C 1Y2
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